Collaborative Investment Series Trust

125 Greenwich Avenue

Greenwich CT 06830

October 9, 2020

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Collaborative Investment Series Trust (CIK No. 0001719812, File Nos.333-221072;811-23306) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

On behalf of Collaborative Investment Series Trust, a registered investment company (the "Trust" or "Registrant"), pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 55 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0001387131-20-005515). The Amendment was filed on June 8, 2020 pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of the Drawbridge Dynamic Allocation ETF (the "Fund") for sale to the public. The effective date of the Amendment has been most-recently delayed to October 30, 2020, pursuant to several delaying amendments, as filed pursuant to Rule 485(b)(1)(iii). The Trust requests this withdrawal because it has determined not to offer shares of the Fund to the public. No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable. The Registrant's CIK number is 0001719812.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to Andrew Davalla at Thompson Hine LLP, counsel to the Trust at (614) 469-3353.

Very truly yours,

/s/ Gregory Skidmore

Gregory Skidmore

President

Collaborative Investment Series Trust